

January 26, 2015

Via E-mail
Oliver Bialowons
President
SmartHeat, Inc.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China 110141

    Re: SmartHeat, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed December 31, 2014
            File No. 001-34246

Dear Mr. Bialowons:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Consolidated Balance Sheet, page F-2

1.   Please revise the proxy to reconcile the intercompany pro forma adjustments in your pro forma balance sheet related to Other receivables (net), prepayments and deposits and Accrued liabilities and other payables with the related party amounts disclosed in Note 6 on page F-15 and Note 12 on page F-17 in the historical financial statements of the Target Companies.

Unaudited Pro Forma Consolidated Statement of Operations, page F-4

2.   We refer to footnote (b). It appears to us that the pro forma adjustment to reflect the loss on the sale of the Target Companies is a material non-recurring charge resulting directly from the transaction and that will be in included in your results of operations within 12 months following the transaction and reflected in discontinued operations. Therefore, it

appears to us that you should revise your unaudited pro forma statement of operations for the year ended December 31, 2013 to remove this pro forma adjustment and instead disclose the expected loss on the sale in a footnote, including how the amount was determined. Otherwise, please tell us how you determined this pro forma adjustment complies with Rule 11-02(b)(5) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Craig Slivka, Special Counsel at (202) 551-3729, with any other questions

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Robert Newman, Esq. (*via e-mail*)
        Newman & Morrison LLP